UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2024

Commission file number 001- 41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On April 2, 2024, Meihua International Medical Technologies Co., Ltd. (the “Company”) received notification (“Notice”) from the Nasdaq Stock Market, LLC (“Nasdaq”) that the Company is no longer in compliance with the minimum bid price requirements of Nasdaq Listing Rule 5450(a)(1). The Company received the Notice because, according to the Notice, for the 30 consecutive trading days between February 15, 2024 and April 1, 2024, the bid price of the Company’s ordinary shares closed below the $1.00 per share minimum bid price required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”). The Notice has no immediate effect on the listing of the Company’s ordinary shares and they will continue to trade on Nasdaq under the ticker symbol “MHUA.”

Under Nasdaq Listing Rule 5810(c)(3)(A), if during the 180 calendar days after receipt of Notice, or until September 30, 2024 (the “Compliance Period”), the closing bid price of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Price Requirement and its ordinary shares will continue to be eligible for listing on the Nasdaq Global Market absent noncompliance with any other requirement for continued listing. If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period, however, under Nasdaq Listing Rule 5810(c)(3)(A)(ii), the Company may be eligible for an additional 180-day compliance period if it applies to transfer the listing of its ordinary shares to the Nasdaq Capital Market. To qualify, the Company would be required to pay Nasdaq a $5,000 application fee to transfer to the Nasdaq Capital Market, meet all of the other initial listing standards for the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and provide Nasdaq with written notice of its intention to cure the minimum bid price deficiency during the second compliance period. If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period (or the Compliance Period as may be extended), and the Company has not effectuated a reverse stock split in order to bring its stock price up above $1.00 for at least 10 consecutive trading days, the Company’s ordinary shares will be subject to delisting. The Company will continue to monitor the situation and take such action as deemed necessary to remedy its failure to meet the Minimum Bid Price Requirement, as needed.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, the Company’s ability to take such action as may be required to regain compliance with the Nasdaq listing requirements, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this Current Report on Form 6-K. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its Annual Report on Form 20-F, as amended, filed with the SEC on August 29, 2023, its Semi-Annual Report on Form 6-K, filed with the SEC on October 2, 2024, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meihua International Medical Technologies Co., Ltd.

Dated: April 3, 2024	By:	/s/ Xin Wang
	Name:	Xin Wang
	Title:	Chief Executive Officer
(Principal Executive Officer)

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